Free Writing Prospectus to Preliminary Pricing Supplement No. 5,370

Registration Statement Nos. 333-275587; 333-275587-01

Dated December 16, 2024; Filed pursuant to Rule 433

Morgan Stanley

Enhanced Trigger Jump Securities due March 20, 2026 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil Futures Contracts

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying commodity:	West Texas Intermediate light sweet crude oil futures contracts (“WTI crude oil”)
Stated principal amount / issue price:	$1,000 per security
Pricing date:	December 20, 2024
Original issue date:	December 26, 2024 (3 business days after the pricing date)
Maturity date:	March 20, 2026
Payment at maturity per security:

$1,000 + return amount. The payment at maturity may be greater than or less than the stated principal amount. There is no minimum payment at maturity on the securities. Accordingly, you could lose your entire initial investment in the securities.

Return amount:

If the final commodity price is greater than or equal to the downside threshold value, the return amount will be an amount in cash equal to:

$1,000 x the fixed percentage

If the final commodity price is less than the downside threshold value, the return amount will be an amount in cash equal to:

$1,000 x the commodity percent change

In this case, the return amount will be negative and your payment at maturity per security will be an amount less than 80% of the stated principal amount and could be zero.

Fixed percentage:	15.35%
Downside threshold value:	80% of the initial commodity price
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Final commodity price:	The commodity price on the valuation date
Initial commodity price:	The commodity price on the pricing date, subject to adjustment for non-trading days and certain market disruption events
Commodity price:

For any trading day, the official settlement price per barrel of WTI crude oil on the relevant exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the relevant exchange on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the relevant exchange), then the second nearby month futures contract on such date

Relevant exchange:

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. or, if such relevant exchange is no longer the principal exchange or trading market for the underlying commodity, such exchange or principal trading market for the underlying commodity that serves as the source of prices for the underlying commodity and any principal exchanges where options or futures contracts on the underlying commodity are traded.

Valuation date:	March 17, 2026, subject to adjustment for non-trading days and certain market disruption events

Summary Terms (cont.)
CUSIP / ISIN:	61774FKX9 / US61774FKX95
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988224044720/ms5370_424b2-26122.htm

Hypothetical Payout at Maturity1

Change in Underlying Commodity	Return on Securities
+60%	15.35%
+50%	15.35%
+40%	15.35%
+30%	15.35%
+20%	15.35%
+10%	15.35%
0%	15.35%
-10%	15.35%
-20%	15.35%
-21%	-21.00%
-30%	-30.00%
-40%	-40.00%
-50%	-50.00%
-60%	-60.00%
-70%	-70.00%
-80%	-80.00%
-90%	-90.00%
-100%	-100.00%

1All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Commodity

For more information about the underlying commodity, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not pay interest or guarantee return of any principal at maturity.

●The appreciation potential is fixed and limited.

●You will lose the benefit of the fixed percentage return if the downside threshold value is breached on the valuation date.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The amount payable on the securities is not linked to the value of the underlying commodity at any time other than the valuation date.

●The market price of the securities may be influenced by many unpredictable factors.

●Investing in the securities is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $957.40 per security, or within $37.40 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Commodity

●Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

●Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of WTI crude oil may change unpredictably and affect the value of the securities in unforeseeable ways.

●An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.

●Differences between futures prices and the spot price of WTI crude oil may decrease the amount payable at maturity.

●Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the securities.

●Legal and regulatory changes could adversely affect the return on and value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “General Information—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.